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FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person(1)	2. Date of Event Requiring Statement (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol CTI Molecular Imaging, Inc. (CTMI)
(Last)(First)(Middle) Hook, Thomas J.	07/22/02	5. Relationship of Reporting Person to Issuer (Check all applicable)		6. If Amendment, Date of Original (Month/Day/Year) 08/15/02
(Street) 810 Innovation Dr.	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	☐ Director ☑ Officer (give title below) Senior Vice President	☐ 10% Owner ☐ Other (specify below)
(City)(State)(Zip) Knoxville, Tennessee 37932				7. Individual or Joint/Group Filing (Check applicable line) ☑ Form Filed by One Reporting Person ☐ Form Filed by More Than One Reporting Person
TABLE I — NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Director (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	128,617	D

(1)	If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

(Over)

FORM 3 (continued)

Table  II — Derivative Securities Beneficially Owned

(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/ Day/ Year)		3. Title and Amount of Securities Underlying Derivative Securities (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive stock option (right to buy)	*	07/22/12	Common Stock	600,000	$15.55	D

  Explanation of Responses:
  * 150,000 options are currently exercisable; the remaining options vest at the rate of 150,000 each year on the anniversary date of the grant.

/s/ Thomas J. Hook	07/27/02

Signature of Reporting Person (1)	Date

         (1) Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

         Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.